UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Progenics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0013 per share

(Title of Class of Securities)

743187106

(CUSIP Number)

Michael P. Duffy

Lantheus Holdings, Inc.

331 Treble Cove Road

North Billerica, Massachusetts 01862

(978) 671-8408

Copies to:

Morton A. Pierce, Esq.

Bryan J. Luchs, Esq.

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 743187106

(1)	Names of Reporting Persons Lantheus Holdings, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings ss Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,011,733 shares of Common Stock (1)(2)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,011,733 shares of Common Stock (1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.3% (1)(2)
(14)	Type of Reporting Person (See Instructions) CO
(1)

Beneficial ownership of the shares of Progenics Common Stock (as defined below) referred to herein is being reported hereunder solely because Lantheus Holdings, Inc. may be deemed to beneficially own such shares as a result of the Support Agreement (as defined below) described in Item 4 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lantheus Holdings, Inc. that it is the beneficial owner of any shares of the Progenics Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	See Item 5 of this Schedule 13D for details regarding the beneficial ownership of the above referenced shares and the calculation of the beneficial ownership percentage.

CUSIP No. 743187106

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.0013 per share, of Progenics Pharmaceuticals, Inc., a Delaware corporation (“Progenics” or the “Issuer” and, such common stock, the “Progenics Common Stock”). The principal executive offices of Progenics are located at One World Trade Center, 47th Floor, New York, New York 10007.

Item 2.	Identity and Background

(a)-(c) and (f):

The name of the person filing this Statement is Lantheus Holdings, Inc., a Delaware corporation (“Lantheus Holdings” or the “Reporting Person”). The principal business of Lantheus Holdings is the development, manufacturing, and commercialization of innovative diagnostic medical imaging agents and products across a range of imaging modalities, including echocardiography and nuclear imaging.

The address of the principal business and the principal office of Lantheus Holdings is 331 Treble Cove Road, North Billerica, Massachusetts 01862.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Lantheus Holdings are set forth on Schedule A to this Statement, and are incorporated herein by reference.

(d) and (e):

During the last five years, neither Lantheus Holdings nor, to the knowledge of Lantheus Holdings, any of the persons named on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 14, 2020, Velan Capital, L.P., Altiva Management Inc., Velan Capital Partners LP, Velan Capital Holdings LLC, Velan Capital Investment Management LP, Velan Principals GP LLC, Velan Capital Management LLC, Balaji Venkataraman, Deepak Sarpangal and Kevin McNeill (collectively, the “Velan Stockholders”) entered into a Support Agreement with Lantheus Holdings (the “Support Agreement”).

The Progenics Common Stock to which this Statement relates has not been purchased by Lantheus Holdings, and thus no funds were expended by Lantheus Holdings for such purpose or in connection with the execution and delivery of the Support Agreement. For a description of the Support Agreement and the Merger Agreement (as defined below), see Item 4 below, which description is incorporated herein by reference in this response to Item 3.

Item 4.	Purpose of Transaction

The Merger Agreement

On February 20, 2020, Lantheus Holdings, Plato Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Lantheus Holdings (“Merger Sub”), and Progenics entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Progenics, with Progenics surviving as a wholly owned subsidiary of Lantheus Holdings (the “Merger”). The Amended and Restated Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger, dated as of October 1, 2019 (the “Original Merger Agreement”), by and among Lantheus Holdings, Merger Sub and Progenics.

At the effective time of the Merger, each share of Progenics Common Stock issued and outstanding immediately prior to such time (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive (i) 0.31 (the “Exchange Ratio”) of a share of Lantheus Holdings common stock and (ii) a contractual contingent value right (“CVR”) issued by Lantheus Holdings subject to and in accordance with the CVR Agreement described below. Progenics’ stockholders will also be entitled to appraisal rights as provided under Delaware law.

In addition, pursuant to the Merger Agreement, the holder of each in-the-money option to purchase shares of Progenics Common Stock under any equity based compensation plan of Progenics (each, a “Progenics Stock Option”) will be entitled to receive in exchange for each such in-the-money option (i) an option to purchase shares of Lantheus Holdings common stock (each, a “Lantheus Stock Option”) converted based on the Exchange Ratio and (ii) a vested or unvested CVR depending on whether the underlying option is vested. Holders of out-of-the-money Progenics Stock Options will receive Lantheus Stock Options converted on an exchange ratio adjusted based on actual trading prices of common stock of Progenics and Lantheus Holdings prior to the effective time of the Merger.

The Merger Agreement also provides that, at the effective time of the Merger, the board of directors of Lantheus Holdings (the “Lantheus Board”) will appoint Dr. Gerard Ber and Mr. Heinz Mausli (each, a “Progenics Director”), who are currently members of the board of directors of Progenics, to serve on the Lantheus Board. The Lantheus Board shall, subject to complying with their applicable fiduciary duties, use commercially reasonable efforts to cause each of the Progenics Directors to be nominated for reelection at any annual meeting of Lantheus Holdings’ stockholders following the closing and held in or prior to 2023 to the extent that such Progenics Director’s term would or has expired on or prior to the date of such annual meeting. In addition, the Lantheus Board shall take such actions as are necessary so that there are (1) a total of nine members of the Lantheus Board as of the effective time of the Merger, after giving effect to the appointments of the Progenics Directors and (2) a total of eight members of the Lantheus Board, including the Progenics Directors, prior to the date of Lantheus Holdings’ 2021 annual meeting of stockholders.

Completion of the Merger is subject to customary closing conditions, including (among others) (1) the adoption of the Merger Agreement by a majority of the holders of the outstanding shares of Progenics Common Stock, (2) approval of the issuance of Lantheus Holdings common stock issued in the Merger by a majority of the votes cast by Lantheus Holdings stockholders on the matter, (3) approval for listing on the Nasdaq Global Market of Lantheus Holdings common stock, (4) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (5) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement, (6) compliance in all material respects with the other party’s obligations under the Merger Agreement and (7) the absence of a material adverse effect on Progenics. Each of Lantheus Holdings and Progenics filed its respective HSR Act notification and report with respect to the Merger on October 16, 2019. The United States Federal Trade Commission granted early termination of the HSR Act waiting period on October 25, 2019.

Either Progenics or Lantheus Holdings may terminate the Merger Agreement in certain circumstances, including if (1) the Merger is not completed by July 1, 2020, (2) Progenics’ stockholders fail to adopt the Merger Agreement, (3) Lantheus Holdings’ stockholders fail to approve the share issuance in connection with the Merger, (4) a governmental authority of competent jurisdiction has issued a final non-appealable governmental order prohibiting the Merger, (5) the other party breaches its representations, warranties or covenants in the Merger Agreement in a way that would entitle the party seeking to terminate the Merger Agreement not to consummate the Merger, subject to the right of the breaching party to cure the breach, (6) the other party’s board of directors has changed its recommendation in favor of the Merger or (7) the other party willfully and materially breaches certain covenants contained in the Merger Agreement. In the event of a termination of the Merger Agreement under certain specified circumstances, including a termination by Lantheus Holdings following a change in recommendation by Progenics’ board of directors or a willful and material breach of the no-solicitation provision applicable to Progenics, Progenics may be required to pay Lantheus Holdings a termination fee equal to $18,340,000 (the “Progenics Termination Fee”). In the event of a termination of the Merger Agreement under certain specified circumstances, including a termination by Progenics following a change in recommendation by the Lantheus Board or a willful and material breach of the no-solicitation provision applicable to Lantheus Holdings, Lantheus Holdings may be required to pay Progenics a termination fee equal to $18,340,000. In the event of a termination of the Merger Agreement as a result of Progenics stockholders failing to adopt the Merger Agreement, Progenics may be required to reimburse the reasonable and documented out-of-pocket expenses incurred by Lantheus Holdings and its subsidiaries in connection with the Merger Agreement not to exceed $5,240,000.

If Progenics willfully and materially breaches the Merger Agreement and the Merger Agreement is thereafter terminated, Progenics may be required to pay damages to Lantheus Holdings equal to $18,340,000, net of any previously paid expense reimbursement paid to Lantheus Holdings by Progenics, unless Progenics has previously paid the Progenics Termination Fee.

The purpose of the transactions described above is for Lantheus Holdings, as a result of the Merger, to acquire control of, and the entire equity interest in, Progenics. As of the effective time of the Merger, (i) the certificate of incorporation of Progenics will be amended to read as set forth in Exhibit B of the Merger Agreement, and (ii) the bylaws of Progenics will be amended to conform to the bylaws of Merger Sub (except that references therein to the name of Merger Sub shall be replaced by references to the name of Progenics). Following the Merger, the Progenics Common Stock will no longer be traded on The Nasdaq Stock Market, there will be no public market for the Progenics Common Stock, and registration of the shares of Progenics Common Stock under the Exchange Act will be terminated.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to Lantheus Holdings’ Form 8-K, filed on February 20, 2020, and incorporated herein by reference.

CVR Agreement

Pursuant to the Merger Agreement, at or immediately prior to the effective time of the Merger, Lantheus Holdings and a rights agent selected by Lantheus Holdings and reasonably acceptable to Progenics will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) governing the terms of the CVRs issued as part of the merger consideration. Each CVR will entitle its holder to receive, subject to the CVR cap described in the Merger Agreement, the right to his, her or its pro rata share of aggregate cash payments equal to 40% of U.S. net sales generated by PyLTM (18F-DCFPyL) in calendar years 2022 and 2023 in excess of $100 million and $150 million, respectively. In no event will the aggregate amount of payments by Lantheus Holdings under the CVR Agreement exceed an amount equal to 19.9% of the total consideration paid by Lantheus Holdings in the Merger. Holders will not be permitted to transfer CVRs unless such transfer is made in accordance with the CVR Agreement. CVRs will not have any voting or dividend rights.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of CVR Agreement, a copy of which is attached as Exhibit 10.1 to the Lantheus Holdings’ Form 8-K, filed on February 20, 2020, and incorporated herein by reference.

Support Agreement

Pursuant to the Support Agreement, the Velan Stockholders agreed to, among other things and subject to the terms and conditions set forth therein, (i) vote or cause to be voted their respective shares of Progenics Common Stock in favor of adoption and approval of the Merger Agreement (the “Progenics Stockholder Approval”); and (ii) vote or cause to be voted their respective shares of common stock of Lantheus Holdings in favor of the issuance of common stock of Lantheus Holdings in connection with the transactions contemplated by the Merger Agreement (the “Lantheus Holdings Stockholder Approval”).

The Velan Stockholders also agreed to certain customary standstill restrictions, effective as of the date of the Support Agreement until the earliest to occur of (i) the first business day after the date of Lantheus Holdings’ 2021 annual meeting of stockholders, (ii) the date on which the Progenics Stockholder Approval shall not have been obtained at the Progenics stockholders meeting called for such purpose or any adjournments or postponements thereof, (iii) the date on which the Lantheus Holdings Stockholder Approval shall not have been obtained at Lantheus Holdings stockholders meeting called for such purpose or any adjournments or postponements thereof or (iv) the termination of the Merger Agreement (the earliest to occur, the “Standstill Expiration Date”). These restrictions prohibit the Velan Stockholders from, among other things, (i) seeking or submitting or knowingly encouraging any person to seek or submit nominees in furtherance of a contested solicitation for the appointment, election or removal of directors of Lantheus Holdings; (ii) making any proposal for consideration by stockholders of Lantheus Holdings at any annual or special meeting of stockholders or calling a special meeting of stockholders of Lantheus Holdings; and (iii) seeking, alone or in concert with others, (a) representation on the Lantheus Board, (b) to control, advise, direct or knowingly influence the management, the Lantheus Board and policies or affairs of Lantheus Holdings or (c) to disclose any plan or proposal with respect to Lantheus Holdings, or any securities or assets of Lantheus Holdings.

In addition, each Velan Stockholder has agreed, at each annual and special meeting of stockholders of Lantheus Holdings held prior to the Standstill Expiration Date, to, among other things, and subject to certain specified exceptions, vote, or cause to be voted, all shares of common stock of Lantheus Holdings beneficially owned by each Velan Stockholder and their respective affiliates (i) in favor of each of the directors nominated by the Lantheus Board and recommended by the Lantheus Board in the election of directors, (ii) against any other nominees to serve on the Lantheus Board that have not been recommended by the Lantheus Board, and (iii) with respect to all other matters, in accordance with the recommendations of the Lantheus Board as identified in Lantheus Holdings’ proxy statement, including in favor of all other matters recommended for stockholder approval by the Lantheus Board.

The purpose of the Support Agreement is to facilitate the Progenics Stockholder Approval and Lantheus Holdings Stockholder Approval.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached as Exhibit 10.1 to Lantheus Holdings’ Form 8-K, filed on April 14, 2020, and incorporated herein by reference.

Except as set forth in or incorporated by reference into this Statement, Lantheus Holdings does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Statement.

Item 5.	Interest in Securities of the Issuer

(a) and (b):

The beneficial ownership percentage described in this Statement is based on 86,596,633 shares of Progenics Common Stock deemed to be outstanding as of March 18, 2020, as disclosed in Progenics’ Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 19, 2020.

Immediately prior to the execution of the Support Agreement, Lantheus Holdings did not own any shares of Progenics Common Stock. However, as a result of entering into the Support Agreement on April 14, 2020, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, Lantheus Holdings may be deemed to have shared beneficial ownership with respect to a total of 8,011,733 shares of Progenics Common Stock deemed to be outstanding on April 14, 2020, representing the sum of the outstanding shares of Progenics Common Stock beneficially owned by the Velan Stockholders, as represented by the Velan Stockholders in the Support Agreement, which represents in the aggregate approximately 9.3% of the shares of Progenics Common Stock deemed to be outstanding as described in the prior paragraph.

Except as set forth above, neither Lantheus Holdings nor, to the knowledge of Lantheus Holdings, any of the persons named in Schedule A hereto, beneficially owns any shares of Progenics Common Stock.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that Lantheus Holdings is the beneficial owner of the shares of Progenics Common Stock to which this Statement relates for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Items 7 through 11 of the cover page of this Statement and the footnotes thereto are incorporated herein by reference.

(c):

Except for the execution and delivery of the Merger Agreement and the Support Agreement and as set forth in this Item 5, neither Lantheus Holdings nor, to the knowledge of Lantheus Holdings, any of the persons set forth on Schedule A hereto has effected any transaction in the shares of Progenics Common Stock during the past 60 days.

(d):

Except with reference to the Merger Agreement, the Support Agreement, and the transactions contemplated by those agreements, and except as set forth in this Statement, neither Lantheus Holdings nor, to the knowledge of Lantheus Holdings, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Progenics reported herein.

(e):

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in the responses to Items 4 and 5, which are incorporated herein by reference in response to this Item 6, and the agreements incorporated herein by reference and set forth as exhibits hereto, and that certain bridge loan agreement (and any ancillaries agreements with respect thereto), dated as of March 15, 2020 (the “Bridge Loan Agreement”), by and between Progenics and a subsidiary of Lantheus Holdings, Lantheus Medical Imaging, Inc. (“Lantheus Medical Imaging”), to the knowledge of Lantheus Holdings, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Progenics, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Bridge Loan Agreement

On March 15, 2020, Progenics, as borrower, and Lantheus Medical Imaging, as lender, entered into the Bridge Loan Agreement, pursuant to which Lantheus Medical Imaging agreed to provide for a secured short-term loan to Progenics on or after May 1, 2020 in an aggregate principal amount of up to $10 million. The bridge loan matures on the earlier to occur of (a) September 30, 2020 and (b) the date on which Progenics enters into a debt financing or similar arrangements or any amendment to, or replacement of, its existing debt, provided by one or more third parties following the termination date of the Merger Agreement, in either case, having aggregate net cash proceeds that exceed the amount then required to repay all obligations under the Bridge Loan Agreement in full in cash.

Progenics will use the proceeds of the bridge loan for working capital and other general corporate purposes. The proceeds will not be used in connection with any related party transaction, the purchase or repurchase of any capital stock of Progenics, acquisition of assets or other merger activity unrelated to the Merger

Agreement, or in any manner that would reasonably be expected to prevent the Merger from constituting a tax-free reorganization described in Section 368(a) and related provisions of the U.S. Internal Revenue Code of 1986, as amended.

The bridge loan bears interest at rate per annum of 9.5%. No amortization, interest or other payments are required to be paid under the Bridge Loan Agreement until the maturity date, provided that if Progenics or any of its subsidiaries receives net cash proceeds from any debt financing or other similar arrangement entered into outside the ordinary course of business, Progenics is required to prepay the bridge loan in an amount equal to such net cash proceeds within two business days thereof. Progenics may make voluntary prepayments at any time and from time to time (provided that any partial voluntary prepayment will not be in an amount less than $500,000) together with accrued interest thereon, without premium or penalty.

The bridge loan is secured through the pledge to Lantheus Medical Imaging of all of the issued and outstanding shares of capital stock of Molecular Insight Pharmaceuticals, Inc., a subsidiary of Progenics (“MIPI”), and any debt of MIPI owed to Progenics.

The obligation of Lantheus Medical Imaging to fund the bridge loan on or after May 1, 2020 is subject to customary conditions, including, among other things, the following:

•

the execution and delivery of the Bridge Loan Agreement, stock pledge agreement to be entered into by and between Progenics and Lantheus Medical Imaging and other specified documents and certificates delivered in connection therewith;

•	no change in recommendation (as defined in the Merger Agreement) of the Progenics board of directors; and

•	no material adverse effect (as defined in the Merger Agreement) or material breach by Progenics under the Merger Agreement, in respect of which Lantheus Holdings has terminated the Merger Agreement.

Without the prior consent of Lantheus Medical Imaging, Progenics will not permit MIPI to (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its securities, other than dividends or distributions by wholly-owned subsidiaries of MIPI to MIPI or a wholly-owned subsidiary of MIPI, (ii) split, subdivide, consolidate, combine or reclassify any of its securities or issue or allot, or propose or authorize the issuance or allotment of, any other securities or equity rights in respect of, in lieu of, or in substitution for, any of its securities, (iii) repurchase, redeem or otherwise acquire any securities or equity rights of MIPI or any subsidiary of MIPI, (iv) issue, allot, sell, grant, pledge or otherwise encumber any securities or equity rights, (v) merge or consolidate with any person, or acquire the securities in, or any material amount of assets of, any other person or (vi) incur or suffer to exist (or permit any subsidiary of MIPI to incur or suffer to exist) any Indebtedness (as defined in the Bridge Loan Agreement) owing to any affiliate of Progenics (other than to Progenics, MIPI or any of MIPI’s other subsidiaries). Additionally, Progenics is required to cause MIPI to comply with the interim period operating covenants and the covenant to provide notice of certain material events, in each case, set forth in the Merger Agreement, with the same effect as if such covenants were fully incorporated therein, mutatis mutandis.

Progenics is required to use commercially reasonable efforts to enter into a debt financing with net cash proceeds in excess of the amount then required to repay all obligations in full in cash promptly following the termination of the Merger Agreement.

The Bridge Loan Agreement contains customary events of default for a loan of this type.

The foregoing description of the Bridge Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Bridge Loan Agreement, a copy of which is attached as Exhibit 10.2 to Amendment No. 1 to Form S-4 filed by Lantheus Holdings on March 16, 2020, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Exhibit Description

99.1	Amended and Restated Agreement and Plan of Merger, dated as of February 20, 2020, by and among Lantheus Holdings, Inc., Plato Merger Sub, Inc. and Progenics Pharmaceuticals, Inc. (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Lantheus Holdings, Inc., filed on February 20, 2020)

99.2	Form of Contingent Value Rights Agreement (Incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Lantheus Holdings, Inc., filed on February 20, 2020)

99.3	Support Agreement, dated as of April 14, 2020, by and among Lantheus Holdings, Inc. and Velan Capital, L.P., Altiva Management Inc., Velan Capital Partners LP, Velan Capital Holdings LLC, Velan Capital Investment Management LP, Velan Principals GP LLC, Velan Capital Management LLC, Balaji Venkataraman, Deepak Sarpangal and Kevin McNeill (Incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Lantheus Holdings, Inc., filed on April 14, 2020)

99.4	Bridge Loan Agreement, dated as of March 15, 2020, between Progenics Pharmaceuticals, Inc. and Lantheus Medical Imaging, Inc. (Incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form S-4 filed by Lantheus Holdings, Inc. on March 16, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANTHEUS HOLDINGS, INC.

By:	/s/ Michael P. Duffy
Name: Title:	Michael P. Duffy Senior Vice President and General Counsel

Date: April 23, 2020

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, present principal occupation or employment and citizenship of each director and executive officer of Lantheus Holdings, Inc. are set forth below. The business address for each director and executive officer is c/o Lantheus Holdings, Inc., 331 Treble Cove Road, North Billerica, Massachusetts 01862.

Board of Directors of Lantheus Holdings, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Brian Markison (Non-Executive Chairman of the Board of Directors)	Chief Executive Officer and Director of Osmotica Holdings, SCSp	United States

Mary Anne Heino	President and Chief Executive Officer of Lantheus Holdings, Inc.	United States

James C. Clemmer	President and Chief Executive Officer, AngioDynamics Inc.	United States

Samuel Leno	Former Executive Vice President and Chief Operations Officer, Boston Scientific	United States

Julie McHugh	Former Chief Operating Officer, Endo Health Solutions, Inc.	United States

Gary J. Pruden	Former Executive Vice President, Worldwide Chairman, Medical Devices, Johnson and Johnson	United States

Kenneth J. Pucel	Executive Vice President of Global Operations, Engineering & Lean, Polaris Industries Inc.	United States

Dr. Frederick Robertson	Venture Partner, Baird Capital	United States

Dr. Derace Schaffer	Chief Executive Officer, The Lan Group	United States

Dr. James H. Thrall	Distinguished Juan M. Taveras Professorship of Radiology, Harvard Medical School	United States
Executive Officers of Lantheus Holdings, Inc.
Name	Present Principal Occupation or Employment	Citizenship
Mary Anne Heino	President and Chief Executive Officer	United States

Robert J. Marshall, Jr.	Chief Financial Officer	United States

John Bolla	Chief Operations Officer	United States

Paul Blanchfield	Chief Commercial Officer	United States

Dr. Istvan Molnar	Chief Medical Officer	United States

Michael P. Duffy	Senior Vice President, Law and Public Policy and General Counsel	United States

Etienne Montagut	Senior Vice President, Corporate Development	France

Carol Walker	Senior Vice President, Quality	United States